UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Condomínio Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939
Tamboré, Barueri, SP, 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Extraordinary Shareholders Meeting

On March 4, 2026, Azul S.A. (the “Company”) published a notice of the extraordinary general meeting of the shareholders of the Company, to be held virtually, on first call, on March 25, 2026, at 11:00 a.m. (Brazil time) (the “Extraordinary Shareholders Meeting”).

A copy of the proposal of the management of the Company in respect of the Extraordinary Shareholders Meeting was furnished to the U.S. Securities and Exchange Commission in a Form 6-K dated March 4, 2026.

Results of Extraordinary Shareholders Meeting

The Extraordinary Shareholders Meeting was held at 11:00 a.m. (Brazil time) on March 25, 2026 and a quorum was present at such meeting. Each of the proposals to be voted on by the shareholders of the Company was approved by shareholders of the Company holding the requisite number of common shares, without par value, of the Company (the “common shares”).

Accordingly:

(i)	a reverse share split of the common shares at a ratio of 150,000 common shares to form one common share (the “Reverse Share Split”), with no change to the Brazilian reais amount of the Company’s share capital was approved, together with the related procedures to be followed by the Company’s shareholders; and

(ii)	an amendment to be made to the Company’s bylaws (estatuto social) (the “bylaws”) to reflect the new number of common shares after the Reverse Share Split was approved (with the amendment of the bylaws occurring on the Effective Date (as defined below)).

Accordingly, on the Effective Date, the caput of Article 5 of the bylaws shall be amended to read as follows:

“Article 5 – The Company's capital stock, totally paid in Brazilian currency, is R$21,756,852,177.39 (twenty one billion, seven hundred and fifty six million, eight hundred and fifty two thousand, one hundred and seventy seven reais and thirty nine centavos), divided into 364,872,345 (three hundred and sixty four million, eight hundred and seventy two thousand, three hundred and forty five) common shares, all registered and without par value.”

The Company currently expects that the Reverse Share Split shall be effective (the “Effective Date”) as of April 20, 2026, with the trading of common shares on the B3 S.A. - Brasil, Bolsa, Balcão (the “B3”) on an as reverse split basis on the Effective Date. In addition, with effect from the Effective Date, the standard trading lot of the common shares on the B3 shall be reduced from one million (1,000,000) to one hundred (100) common shares and the trading factor will become one (1) common share. Additionally, the common shares will begin trading under ticker “AZUL3” (instead of “AZUL53”). It is noted that holders of the common shares who hold such common shares (rather than as ADSs) that currently hold fewer than 150,000 common shares have until April 17, 2026 to consolidate fractions or otherwise procure that they hold at least 150,000 common shares (or otherwise holders of fewer than comm150,000 common shares would no longer hold any common shares upon the Effective Date).

The Company shall publish a separate announcement in relation to the American depositary shares representing the common shares in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2026

Azul S.A.

By: /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer